SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. __)*


                               ZYMOGENETICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98985T 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 12, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                     Page 1 of 5
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CUSIP NO.  98985T 10 9                 13G           PAGE 2 ---- of ---- 5 PAGES
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

              Serono S.A.
--------------------------------------------------------------------------------
2             Check the Appropriate Box if a Member of a Group    (a)  [_]
              (See Instructions)                                  (b)  [_]

--------------------------------------------------------------------------------
3             SEC  Use  Only

--------------------------------------------------------------------------------
4             Citizenship  or  Place  of  Organization

              Switzerland
--------------------------------------------------------------------------------
  Number of   5     Sole  Voting  Power

                    4,611,227
              ------------------------------------------------------------------
   Shares     6     Shared  Voting  Power

              ------------------------------------------------------------------
Beneficially  7     Sole  Dispositive  Power

                    4,611,227
              ------------------------------------------------------------------
  Owned by    8     Shared  Dispositive  Power

   Each

 Reporting

Person With
--------------------------------------------------------------------------------
9             Aggregate  Amount  Beneficially  Owned  by  Each Reporting Person

              4,611,227
--------------------------------------------------------------------------------
10            Check if the Aggregate Amount in Row (9) Excludes Certain
              Shares [_] (See Instructions)

--------------------------------------------------------------------------------
11            Percent of Class Represented by Amount in Row (9)

              8.1%
--------------------------------------------------------------------------------
12            Type of Reporting Person (See Instructions)

              CO
--------------------------------------------------------------------------------


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CUSIP NO.  98985T 10 9                 13G           PAGE 3 ---- of ---- 5 PAGES
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ITEM 1(a).  NAME  OF  ISSUER:

            Zymogenetics, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1201 Eastlake Avenue East
            Seattle, Washington  98102-3702

ITEM 2(a).  NAME OF PERSON FILING:

            Serono S.A.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Serono International S.A.
            15bis, Chemin des Mines
            Case Postale 54
            CH-1211 Geneva 20
            Switzerland

ITEM 2(c).  CITIZENSHIP:

            Switzerland

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, no par value

ITEM 2(e).  CUSIP NUMBER:

            98985T 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.  OWNERSHIP.

     The ownership percentage set forth below is based on 53,722,731 shares of common stock outstanding as of July 31, 2004, increased by the number of shares issued in the event that requires the filing of this statement.

          (a)  Amount  beneficially  owned:  4,611,227

          (b)  Percent of class:  8.1%

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:  4,611,227

               (ii)   Shared power to vote or to direct the vote:  N/A


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CUSIP NO.  98985T 10 9                 13G           PAGE 4 ---- of ---- 5 PAGES
---------------------------                         ----------------------------

               (iii)  Sole  power  to  dispose  or to direct the disposition of:
                      4,611,227

               (iv)   Shared  power  to dispose or to direct the disposition of:
                      N/A

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          See Exhibit A.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12 2004



                                          SERONO  S.A.

                                            /s/ Jacques Theurillat
                                          --------------------------------------
                                          By: Jacques Theurillat
                                          Title: Director

                                            /s/ Francois Naef
                                          --------------------------------------
                                          By: Francois Naef
                                          Title: Authorised Representative


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CUSIP NO.  98985T 10 9                 13G           PAGE 5 ---- of ---- 5 PAGES
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                                    EXHIBIT A


Serono B.V., a Netherlands corporation


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